

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 9, 2009

Mr. Jeffrey D. Hoffman
President and Chief Executive Officer
Enable Holdings, Inc.
8725 W Higgins, Suite 900
Chicago, Illinois 60631

> **Re: Enable Holdings, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q and 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 0-50995**

Dear Mr. Hoffman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief